September 4, 2012

Mr. John Cash
Branch Chief - Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

Re: Louisiana-Pacific Corporation (the “Company”)
Form 10-K for the fiscal year ended December 31, 2011
Filed February 29, 2012
File No. 1-7107

Dear Mr. Cash:

Attached are the Company's responses to the comments detailed in your letter dated August 27, 2012 regarding the above referenced filing. As requested, the numbered responses in this letter correspond to the numbered comments in your letter.

Critical Accounting Policies and Significant Estimates, page 24

Impairment of Long Lived Assets, page 24

1. We note you review long-lived assets for impairment at least on a quarterly basis. Please revise future annual and quarterly filings to include a more specific and comprehensive discussion regarding the outcome of your review. In this regard, please clarify if there are any long-lived assets for which the fair value does not significantly exceed the carrying value. In addition, please include a quantified sensitivity analysis of changes in your significant assumptions. Reference Release No 33-8350.

1.
The Staff's comment, and the guidance provided in Release No. 33-8350, will be considered in connection with the preparation of our future annual and quarterly filings.  In particular, if circumstances exist where no impairment is currently required to be recognized with respect to a long-lived asset for which the fair value does not significantly exceed the carrying value and it is reasonably likely that a material impairment of such asset will be recognized in the foreseeable future, disclosure of such circumstances will be made.  In addition, where outcomes other than those produced by the Company's impairment analyses are reasonably likely to occur and would have a material effect on the Company's financial condition or results of operations, the Company will provide a quantified sensitivity analysis with respect to the potential impact of assumed changes in such assumptions to the extent that quantitative information is reasonably available

414 Union St., Suite 2000 Nashville, TN 37219 T 615.986.5600 F 615.986.5666 www.LPCORP.COM

and will provide material information to investors.

2. With a view towards future disclosure, please provide us with a specific and comprehensive discussion regarding how you determined that your deferred tax assets are realizable. In this regard, please specifically discuss what consideration you have given to the losses you have recorded in recent years. In addition, please quantify and discuss the tax planning strategies you have implemented and clarify if there are any additional tax planning strategies that you intend to employ. Finally, please clarify how the increase in your valuation allowance during fiscal 2011 was determined. Reference ASC740-10-30-16 through 30-25.

2.
We assess the realizability of our deferred tax assets in connection with the preparation of our quarterly and annual consolidated financial statements.  As disclosed on page 25 of the referenced Form 10-K, we consider whether it is more likely than not that all or some portion of a deferred tax asset will not be realized and, if that is the case, a valuation allowance is established in an amount equal to the amount of the deferred tax asset that is estimated not to be realizable (i.e., the amount as to which it is determined that realization is not more likely than not).  As disclosed on page 67 of the Form 10-K (and will be incorporated into the aforementioned section in future filings), the Company's belief that the valuation allowances that it had provided at December 31, 2011 are appropriate was "based on a review of earnings history and trends, tax planning strategies already implemented, reversal of deferred tax liabilities and the relevant expiration of carryforwards."

The Company has utilized numerous tax planning strategies in past years, and the impact of such strategies is reflected in the disclosure of temporary differences creating deferred tax assets and deferred tax liabilities set forth on page 67 of the Form 10-K.  The most significant deferred tax liability that has resulted from the Company's historical tax strategies is the $166.7 million (at December 31, 2011) of installment sale gain deferral which is expected to be fully reversed by December 31, 2018. The Staff is supplementally advised that in assessing the realizability of its deferred tax assets at December 31, 2011, the Company did not place reliance on its ability to generate taxable income apart from the reversal of its existing deferred tax liabilities.  In the event that the Company implements significant new tax strategies in the future, it will provide such additional disclosures with respect thereto as it may deem appropriate.

The Staff is supplementally advised that the increase in the valuation allowance in 2011 was primarily due to the Company's operating losses in a foreign jurisdiction being in excess of existing taxable temporary differences available to utilize the related tax benefits in future periods.

* * * * *

As requested by the Staff, LP acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

414 Union St., Suite 2000 Nashville, TN 37219 T 615.986.5600 F 615.986.5666 www.LPCORP.COM

If you have any questions you wish to discuss, you may contact any one of the following:

Sallie B Bailey
Executive Vice President, Administration and Chief Financial Officer
E-mail: sallie.bailey@lpcorp.com
Phone: 615.986.5788

Becky Barckley
Controller, Financial Reporting
E-mail: becky.barckley@lpcorp.com
Phones: 615.986.5875

Sincerely,

/s/ Sallie B. Bailey

Sallie B. Bailey
EVP, Administration and CFO

cc. Ms. Mindy Hooker
Ms. Tricia Armelin

414 Union St., Suite 2000 Nashville, TN 37219 T 615.986.5600 F 615.986.5666 www.LPCORP.COM